

Mail Stop 3561

November 18, 2015

Ying Wai Leung
Chief Executive Officer
Birdbill, Inc.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

>    **Re:    Birdbill, Inc.**
>        **Amendment No. 1 to Registration Statement on Form S-1**
>        **Filed November 2, 2015**
>        **File No. 333-205792**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2015 letter.

General

1. Please ensure your financial statements comply with the updating requirements of Rule 8-08 of Regulation S-X with respect to the quarter ended September 30, 2015.

2. We have reviewed your response to comment 2. It seems the attachment to your response letter is the Regulation S Subscription and Investor Representation Agreement. Please tell us if this is the only communication provided to potential investors. Please also file this agreement as an exhibit to your registration statement.

Prospectus Summary

The Offering, page 2

3. Please revise your disclosure of the net proceeds you may receive from this offering.  In this regard, we note that your disclosures on the outside front cover page and page 11 differ.

Use of Proceeds, page 11

4. Please revise your table to reflect the correct amount of net proceeds received.

Plan of Distribution, page 12

5. We have reviewed your response to comment 16; however, your proposed revisions do not address our comment.  We are aware that three individuals are considered selling security holders for purposes of the secondary offering you are registering; however, the disclosure that appears in this section pertains to the primary offering.  We note in the first paragraph of this section, "[t]he Primary Offering shares will be sold in a 'direct public offering' through our officer and directors."  This is inconsistent with your disclosure on the cover page, "[t]he Company is offering the shares on a self-underwritten, 'best efforts' basis directly through its CEO and director, Ying Wai Leung."  Please revise your disclosures, either here or on the cover page, to identify who will be engaged in selling shares for the primary offering.

Description of Securities, page 13

6. We have reviewed your response to comment 17.  It does not appear that you have provided a description of your capital stock, as required by Item 202(a) of Regulation S-K.  Please revise your disclosure to include the necessary descriptions outlined in Item 202(a)(1) to (5).

Information with Respect to the Registrant

Business, page 14

7. We have reviewed your response to comment 19.  Please revise your prospectus to include the details you provided in your response with respect to operational and aspirational services.

8. We have reviewed your response to comment 20.  We understand that Birdbill Points will act as a digital currency or intermediary for online merchants and teenagers.  However, it is not clear from your description how you will generate revenue from this intermediary role.  Please revise your disclosure to explain how these operations will provide revenues.

9. We have reviewed your response to comment 21.  Please revise your prospectus to include the additional details provided in your response.

Business Strategy, page 16

10. We have reviewed your response to comment 22.  Given the specificity of your market estimate, please revise your prospectus to include the underlying details of management's analysis that you described in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

11. Please include management's analysis of the interim period operating results and financial condition as required by Item 303 of Regulation S-K for the quarter ended September 30, 2015.

Liquidity and Capital Resources, page 20

12. We have reviewed your response to comment 28.  While we note the resolution of the inconsistency highlighted by comment 28, it appears that your prospectus does not disclose your monthly cash flow needs.  Please revise your disclosure to state clearly how much you will require on a monthly basis to sustain your operations and expand your operations.

13. We have reviewed your response to comment 29.  Please revise your disclosure as requested to include the details in your response.  Additionally, please discuss significant development goals, including but not limited to contractually defined milestones, as well as the material costs associated with achieving such milestones, and the sources of funds that you plan to utilize to cover such costs and expenses.  For example, you could provide a timeline highlighting key development events and phases to provide investors a clearer picture of your operational goals over the next year.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 20

14. We have reviewed your response to comment 31.  We did not receive an attachment providing biographical details on your officer and directors.  Regardless, please revise your prospectus to provide details about your directors and executive officers as required by Item 401 of Regulation S-K.

Executive Compensation, page 23

15. We have reviewed your response to comment 32.  While we recognize the addition of the summary compensation table, we note that you have provided salary and incentive compensation to your executive officer.  Please revise your prospectus to include the narrative disclosures required by Item 402 of Regulation S-K, which includes but is not limited to the information required by Item 402(o).

Selling Security Holders, page 25

16. We note that the number of common stock shares outstanding as of June 30, 2015 has increased from the previous draft of your prospectus.  Please explain this change.

Signatures, page 47

17. Please include the signatures from your board of directors as required by Form S-1 as you have currently provided solely the signatures on behalf of the registrant.  In this regard, we refer you to the Signatures section of Form S-1 and highlight the signatures required on behalf of the registrant and the signatures required by individuals in their respective capacities.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at 202.551.3849 if you have questions regarding comments on the financial statements and related matters.  Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc:     Callie Jones, Counsel